Jodie Bourdet +1 (415) 693-2054 jbourdet@cooley.com	Via EDGAR

May 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dillon Hagius
Irene Paik
Christie	Wong
Vanessa Robertson

Re:	Vera Therapeutics, Inc.
Registration Statement on Form S-1
Filed April 23, 2021
File No. 333-255492

Ladies and Gentlemen:

On behalf of Vera Therapeutics, Inc. (the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 10, 2021 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on May 10, 2021. Concurrently with the submission of this response letter, the Company is submitting Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 2.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

Amendment No. 1 to Form S-1 filed May 10, 2021

Risk Factors

Our amended and restated certificate of incorporation…, page 69

1.	Please revise this risk factor to be consistent with your Fifth Amended and Restated Certificate of Incorporation and your disclosure on page 172.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of Amendment No. 2.

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA 94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U. S. Securities and Exchange Commission

May 12, 2021

Page Two

Dilution, page 80

2.

Your disclosure states that historical net tangible book value excludes convertible preferred stock classified outside of equity. Therefore, it appears that the historical net tangible book value should be a deficit rather than $50.2 million. Please revise the calculation or advise as to the appropriateness of your calculation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 2.

3.	It appears that the pro forma net tangible shares of common stock outstanding should be 16,129,310 rather than 20,479,310. Please revise or advise as to the appropriateness of your disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 80 of Amendment No. 2.

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA 94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com

U. S. Securities and Exchange Commission

May 12, 2021

Page Three

Please contact me at (415) 693-2054 or Carlton Fleming at (650) 843-5865 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Jodie Bourdet
Jodie Bourdet Cooley LLP

cc:	Marshall Fordyce, M.D., Vera Therapeutics, Inc.
Jonathan Wolter, Vera Therapeutics, Inc.
Carlton Fleming, Cooley LLP
Jesse Nevarez, Goodwin Procter LLP
Heidi Mayon, Goodwin Procter LLP

Cooley LLP    101 California Street, 5th Floor    San Francisco, CA 94111-5800

t: (415) 693-2000    f: (415) 693-2222    cooley.com